                                                                  EXHIBIT 99.3


    SATELLITE TRANSMISSION SYSTEMS DIVISION OF CALIFORNIA MICROWAVE, INC.
                             FINANCIAL STATEMENTS
                   As of June 30, 1997 and 1996 and for the years ended June 30, 1997, 1996 and 1995

                        REPORT OF INDEPENDENT AUDITORS


The Board of Directors
California Microwave, Inc.

   We have audited the accompanying balance sheets of the Satellite Transmission Systems Division of California Microwave, Inc. (the "Company") as of June 30, 1997 and 1996, and the related statements of operations and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Satellite Transmission Systems Division of California Microwave, Inc., as of June 30, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.

                                           /s/ Ernst & Young LLP
Melville, New York
January 27, 1998

                  SATELLITE TRANSMISSION SYSTEMS DIVISION OF
                          CALIFORNIA MICROWAVE, INC.
                                BALANCE SHEETS
                                (In Thousands)


                                                                            JUNE 30,
                                                                     ----------------------
                                                                        1997        1996
                                                                     ---------- ----------
ASSETS

Current assets:

 Accounts receivable, less $140 and $508 allowance for doubtful
  accounts in 1996 and 1997.........................................  $ 28,323    $ 46,750
 Inventories........................................................     7,738      10,412
 Prepaid expenses and other assets..................................        77         121
                                                                     ---------- ----------
Total current assets................................................    36,138      57,283
Property, plant and equipment, at cost..............................    21,503      21,378
Less accumulated depreciation and amortization......................   (13,687)    (12,984)
                                                                     ---------- ----------
Net property and equipment .........................................     7,816       8,394
Intangible assets, net of accumulated amortization of $2,268 in
 1996...............................................................        --       2,032
Other assets........................................................        23       2,045
                                                                     ---------- ----------
Total assets .......................................................  $ 43,977    $ 69,754
                                                                     ========== ==========
LIABILITIES AND DIVISION EQUITY

Current liabilities:

 Accounts payable...................................................  $  7,764    $ 19,548
 Accrued liabilities................................................     3,571       3,584
 Current portion of long-term debt..................................       100         200
                                                                     ---------- ----------
Total current liabilities...........................................    11,435      23,332
Long-term debt......................................................     1,530       1,630
                                                                     ---------- ----------
Total liabilities...................................................    12,965      24,962
Commitments

Division equity.....................................................    31,012      44,792
                                                                     ---------- ----------
Total liabilities and Division equity...............................  $ 43,977    $ 69,754
                                                                     ========== ==========


                           See accompanying notes.

                  SATELLITE TRANSMISSION SYSTEMS DIVISION OF
                          CALIFORNIA MICROWAVE, INC.
                           STATEMENTS OF OPERATIONS
                                (In Thousands)


                                                          YEARS ENDED JUNE 30,
                                                   ----------------------------------
                                                       1997        1996       1995
                                                   ----------- ----------  ---------
Net sales.........................................   $ 68,037    $124,393   $94,271
Cost of products sold.............................     65,724     102,399    86,335
                                                   ----------- ----------  ---------
Gross margin......................................      2,313      21,994     7,936
                                                   ----------- ----------  ---------
Expenses:

 Research and development.........................      1,360       2,540     2,288
 Marketing and administration.....................     14,154      13,295    12,655
 Amortization and write-down of intangible
 assets...........................................      2,032         171       171
 Restructuring....................................        800          --     2,446
                                                   ----------- ----------  ---------
Total expenses....................................     18,346      16,006    17,560
                                                   ----------- ----------  ---------
Operating (loss) income...........................    (16,033)      5,988    (9,624)
Interest expense..................................        (65)        (69)      (98)
Interest income...................................         40          11         3
                                                   ----------- ----------  ---------
(Loss) income before income tax benefit
 (expense)........................................    (16,058)      5,930    (9,719)
Allocated benefit (expense) from income taxes ....      4,676      (2,135)    3,207
                                                   ----------- ----------  ---------
Net (loss) income.................................   $(11,382)   $  3,795   $(6,512)
                                                   =========== ==========  =========


See accompanying notes.

                  SATELLITE TRANSMISSION SYSTEMS DIVISION OF
                          CALIFORNIA MICROWAVE, INC.
                           STATEMENTS OF CASH FLOWS
                                (In Thousands)


                                                            YEARS ENDED JUNE 30,
                                                     -----------------------------------
                                                         1997        1996       1995
                                                     ----------- ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss) income...................................   $(11,382)   $  3,795    $(6,512)
Adjustments for noncash items:

 Amortization and write-down of intangible assets ..      2,032         171        171
 Depreciation and amortization of property, plant
  and equipment.....................................      1,639       1,746      1,848
 Loss on sale of assets.............................         77         140         64
 Provision for doubtful accounts....................        750         100        150
Changes in asset and liability accounts:

 Accounts receivable................................     17,677     (17,019)    14,937
 Inventories........................................      2,674      12,243     (8,211)
 Prepaid expenses and other assets..................        449       1,449      5,627
 Accounts payable...................................    (11,783)      5,736     (3,747)
 Accrued and other liabilities......................        (14)     (1,697)     1,895
                                                     ----------- ----------  ----------
Net cash provided by operations.....................      2,119       6,664      6,222
                                                     ----------- ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES

Capital expenditures................................     (1,138)     (1,099)    (1,881)
Proceeds from sale of building......................      1,617          --         --
                                                     ----------- ----------  ----------
Net cash (used in) provided by investing
 activities.........................................        479      (1,099)    (1,881)
                                                     ----------- ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES

Payments on long-term debt..........................       (200)       (100)      (200)
Net cash provided to CMI............................     (2,398)     (5,465)    (4,141)
                                                     ----------- ----------  ----------
Net cash used in financing activities...............     (2,598)     (5,565)    (4,341)
                                                     ----------- ----------  ----------
Cash and cash equivalents...........................   $     --    $     --    $    --
                                                     =========== ==========  ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for interest..............   $     38    $     66    $    70
                                                     =========== ==========  ==========


See accompanying notes.

                  SATELLITE TRANSMISSION SYSTEMS DIVISION OF
                          CALIFORNIA MICROWAVE, INC.
                        NOTES TO FINANCIAL STATEMENTS
                   YEARS ENDED JUNE 30, 1995, 1996 AND 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

   The accompanying financial statements include the operations of the Satellite Transmission Systems Division ("STS" or the "Division") of California Microwave, Inc. ("CMI" or the "Company"). The Division is a global satellite communication systems integrator providing hardware, software and services for turnkey projects to large commercial customers, principally domestic and foreign telephone companies and major common carriers and to the U.S. and foreign governments.

   These financial statements are presented as if the Division had existed as an entity separate from CMI during the periods presented and include the historical assets, liabilities, sales and expenses that are directly related to the Division's operations. However, these financial statements are not necessarily indicative of the financial position and results of operations which would have occurred had the Division been an independent entity.

USE OF ESTIMATES; RISKS AND UNCERTAINTIES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant estimates are used in determining the collectibility of accounts receivable, warranty costs, inventory realization, profitability on long-term contracts, restructuring reserves, recoverability of property, plant and equipment, and contingencies. Actual results could differ from estimates.

CASH AND CASH EQUIVALENTS

   The Division participates in CMI's centralized cash management function; accordingly, the Division does not maintain separate cash accounts, other than payroll and foreign subsidiary accounts, which are deemed insignificant, and its cash disbursements and collections are settled through Division equity.

INVENTORIES AND COST OF PRODUCTS SOLD

   Inventories are recorded at the lower of cost or market. Project inventories are transferred to cost of products sold at the time revenue is recognized based on the estimated total manufacturing costs and total contract prices under each contract. Losses on contracts are recognized in full when the losses become determinable. During the year ended June 30, 1995, the Division recognized losses of approximately $2,800,000 on such contracts. The cost of other inventories is generally based on standard costs which approximate actual costs determined by the first-in, first-out method.

PROPERTY, PLANT AND EQUIPMENT

   Property, plant and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization charges are computed using the straight-line method based on the estimated useful lives of the related assets.

INTANGIBLE ASSETS OF BUSINESS ACQUIRED

   During 1997, CMI wrote off $1,888,000 of purchased intangible assets, principally goodwill, relating to the original acquisition of STS by CMI, which was pushed down to the Division's books. The intangible

                  SATELLITE TRANSMISSION SYSTEMS DIVISION OF
                          CALIFORNIA MICROWAVE, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued) assets consisted of the excess of the purchase price paid for STS over the net tangible assets acquired and was amortized using the straight-line method over 30 years. During 1997, CMI determined that the excess purchase price was not recoverable due to a significant reduction in sales by the Division in 1997 as compared to prior periods and appropriately reduced the carrying value.

OTHER LONG-LIVED ASSETS

   In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of," the Division records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of such assets. Other than as described above related to purchased intangibles, no such losses have been incurred.

REVENUE RECOGNITION, RECEIVABLES AND CREDIT RISK

   Revenue from product sales is recognized at the time of shipment. Sales on certain long-term, small quantity, high unit value contracts are recognized at the completion of significant project milestones, which are generally contract line items. Scheduled billings and retainages under certain contracts (principally export contracts) have deferred billing provisions resulting in unbilled accounts receivable (included in accounts receivable) of $7,426,000 and $4,425,000 at June 30, 1996 and 1997, respectively. The unbilled receivable at June 30, 1997, is expected to be collected within one year.

   The Division manufactures and sells satellite communications products, systems and turnkey telecommunications networks to large commercial customers, principally domestic and foreign telephone companies and major common carriers, and to the U.S. government. The Division generally requires no collateral, but generally requires letters of credit, denominated in U.S. dollars, from its foreign customers.

   During 1996 and 1997, the Division periodically transferred certain international accounts receivable to CMI. CMI insures these receivables under a credit insurance program and then sells the receivables, without recourse, at prevailing discount rates. The Division retains the responsibility to collect and service these amounts. Outstanding customer receivables transferred to CMI through Division equity amounted to approximately $421,000 and $2,100,000 during 1996 and 1997, respectively.

   The Division charged to operations $150,000, $100,000 and $750,000 for its provision for doubtful accounts in 1995, 1996 and 1997, respectively.

WARRANTY

   The Company generally warrants its products for a period of 12 to 24 months from completion of contract or shipment. Warranty expense was approximately $679,000, $753,000 and $688,000 for 1995, 1996 and 1997,
respectively.

INCOME TAXES

   Income taxes reflect an allocation of CMI's income tax expense (benefit) calculated based on CMI's effective tax rate. All deferred tax assets and liabilities relating to the Division are included in intercompany balances with CMI and are accounted for within Division equity (see Note 7). On a stand-alone basis, income tax benefit (expense) for the year ended June 30, 1997 would not be material due to the existence of net operating loss carryforwards at the Division level and the need for a full valuation allowance on any resulting net deferred tax asset. Such net operating losses have been fully utilized by CMI.

                  SATELLITE TRANSMISSION SYSTEMS DIVISION OF
                          CALIFORNIA MICROWAVE, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (Continued)
FISCAL YEAR


   The Division's fiscal year ends on the Saturday closest to June 30, and includes 52 weeks in fiscal 1995, 1996 and 1997. For 1995, 1996 and 1997, the fiscal years ended on July 1, 1995, June 29, 1996 and June 28, 1997, respectively. For clarity of presentation, the financial statements are reported as ending on a calendar month end.

2. PROPERTY AND EQUIPMENT

   Property and equipment consisted of the following:

                                                 JUNE 30,
                                           -------------------
                                   LIFE       1997      1996
                                ---------- ---------  --------
                                (IN YEARS)    (IN THOUSANDS)
Land...........................              $   950   $   950
Buildings .....................     30         3,559     3,559
Machinery and equipment  ......     3-5        8,780     9,256
Office and computer equipment      3-10        6,440     5,653
Building improvements..........     --         1,721     1,813
Vehicles ......................      5            53       147
                                           ---------  --------
                                             $21,503   $21,378
                                           =========  ========

   Building improvements are depreciated over the shorter of the life of the improvement or the remaining life of the building.

3. INVENTORIES

   Inventories consisted of the following:

                                                              JUNE 30,
                                                         ------------------
                                                           1997      1996
                                                         -------- --------
                                                           (IN THOUSANDS)
Projects in process.....................................  $6,484   $ 6,287
Less: progress billings.................................   2,544     1,991
                                                         -------- --------
                                                           3,940     4,296
Product inventories, principally materials and
 supplies...............................................   3,798     6,116
                                                         -------- --------
Total...................................................  $7,738   $10,412
                                                         ======== ========

                  SATELLITE TRANSMISSION SYSTEMS DIVISION OF
                          CALIFORNIA MICROWAVE, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)


4. ACCRUED LIABILITIES

   Accrued liabilities consisted of the following:

                            JUNE 30,
                       ------------------
                         1997      1996
                       -------- --------
                         (IN THOUSANDS)
Salaries and bonuses .  $  497    $1,381
Vacation..............     610       873
Other payroll
 related..............     123       115
Warranties............     899       758
Commissions...........     813        --
Other.................     629       457
                       -------- --------
                        $3,571    $3,584
                       ======== ========

5. LONG-TERM DEBT

   The Division has industrial development bonds that are payable in annual installments through November 9, 2007, may be prepaid at any time without penalty and bear interest at 65% of the bank's floating rate (5.5% at June 30, 1997), based upon prevailing market conditions, which is redetermined daily. The obligor of the industrial development bonds is a related entity, and the bonds are secured by mortgages on the equipment and properties involved.

   At June 30, 1997, the annual maturities of long-term debt are as follows:

1998.................  $  100,000
1999.................     200,000
2000.................     100,000
2001.................     200,000
2002.................     100,000
Thereafter...........     930,000
                      -----------
                        1,630,000
Less current
 portion.............     100,000
                      -----------
                       $1,530,000
                      ===========

6. COMMITMENTS

   On November 15, 1996, the Division leased a facility under an 18-month noncancelable operating lease. Rent expense was approximately $209,000, $229,000 and $69,000 for 1995, 1996, and 1997, respectively.

   Future minimum lease payments under the operating lease is $48,000 for 1998.

                  SATELLITE TRANSMISSION SYSTEMS DIVISION OF
                          CALIFORNIA MICROWAVE, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)


7. DIVISION EQUITY

   A summary of the Division equity activity is as follows:

                                JUNE 30,
                          ---------------------
                             1997       1996
                          ---------- ---------
                             (IN THOUSANDS)
Beginning balance........  $ 44,792    $46,462
Net income (loss)........   (11,382)     3,795
Net cash provided to
 CMI.....................    (2,398)    (5,465)
                          ---------- ---------
Ending balance...........  $ 31,012    $44,792
                          ========== =========

8. EMPLOYEE BENEFITS

   The Division participates in the CMI defined contribution retirement plan which covers substantially all of the employees of the Division. The Division's contribution was $379,000, $700,000 and $180,000 for 1995, 1996
and 1997, respectively.

9. SIGNIFICANT CUSTOMERS AND SEGMENT INFORMATION

   The Division operates in a single industry segment and is engaged in the manufacture and sale of electronics equipment for satellite communications.

   International sales were as follows:

                               JUNE 30,
                    -------------------------------
                       1997      1996       1995
                    --------- ---------  ---------
                            (IN THOUSANDS)
Asia Pacific.......  $22,333    $27,106   $17,164
Africa/Middle
 East..............   13,052     41,827     9,572
Latin America......    5,149     11,137    14,768
Europe.............    7,828     15,984     9,784
Other..............    1,391      2,973     4,312
                    --------- ---------  ---------
                     $49,753    $99,027   $55,600
                    ========= =========  =========

   The Division had revenues from one customer representing 17.3%, 31.5% and 11% of total revenues in 1995, 1996 and 1997, respectively.

10. CORPORATE ALLOCATIONS

   CMI allocates corporate expenses on a value-added basis to each division, which CMI believes results in a reasonable allocation of such costs. The accompanying financial statements reflect charges for general corporate administrative expenses incurred by CMI which amounted to approximately $1,477,000, $1,555,000 and $1,663,000 in 1995, 1996 and 1997, respectively.

   No interest is allocated by CMI to the Division.

   The Division is charged for its proportional share of CMI's self-insured medical plan. Such charges amounted to $944,000, $1,437,000 and $1,856,000 in 1995, 1996, and 1997, respectively.

                  SATELLITE TRANSMISSION SYSTEMS DIVISION OF
                          CALIFORNIA MICROWAVE, INC.
                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)


10. CORPORATE ALLOCATIONS  (Continued)
   In addition, there were direct charges from CMI as follows:

                                    JUNE 30,
                            ------------------------
                              1997     1996   1995
                            -------- ------  ------
                                 (IN THOUSANDS)
Marketing..................  $  889      --    $--
General and
 administrative............     285    $508     --
                            -------- ------  ------
Total......................  $1,174    $508    $--
                            ======== ======  ======

   The Division believes that the direct charges from CMI were reasonable during the periods presented.

11. RELATED PARTY TRANSACTIONS

   Included in net sales are product sales to other divisions of CMI. These sales totaled $3,584,000, $640,000 and $1,800,000 for 1995, 1996 and 1997,
respectively. In addition, there is approximately $2,363,000, $2,937,000 and $776,000 of purchases from another division of CMI which is included in ending inventory and $2,139,000, $3,576,000 and $1,129,000 due to this division which is included in accounts payable at June 30, 1995, 1996 and 1997, respectively.

12. RESTRUCTURING

   In June 1995, a decision was made to close the Division's Melbourne, Florida facility as well as to perform a review of personnel needs at the Division's operations. Pursuant to these decisions, approximately $2.4 million of restructuring charges were recorded, including approximately $600,000 to reflect the facility at its net realizable value. There are no remaining cash outlays associated with the restructuring at June 30, 1997.

   In December 1996 and January 1997, a comprehensive review of the Division's operations was performed, including a review of inventory levels, product development and migration plans and facility and personnel needs. It was determined to focus the Division on potentially higher margin products. This resulted in the write-down of certain inventories and the restructuring of the Division's operations. Inventory and other charges of $10,300,000, arising from this review, were included in cost of products sold and excess facilities and severance charges of $800,000 were included in restructuring. There are no remaining cash outlays associated with the restructuring at June 30, 1997.

13. SUBSEQUENT EVENTS

   In November 1997, the Division recorded a $1 million charge to cost of sales relating to a contract with a customer in Sudan. The President of the United States imposed economic sanctions on Sudan which banned U.S. companies from doing business in Sudan, and as a result the Division could not continue to perform under the existing contract. Based upon this, the contract was terminated and the Division has been released from further performance requirements.

   On December 19, 1997, L-3 Communications Corporation, an unrelated party, reached an agreement to purchase from CMI substantially all of the assets of the Division, and to assume certain of the liabilities of the Division, for approximately $27 million in cash. The final purchase price is subject to adjustment based on the net assets of the Division at the closing date of the transaction.